File No. 812-

As filed with the Securities and Exchange Commission on March 8, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT

OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF

THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

LEGG MASON PARTNERS EQUITY TRUST

LEGG MASON PARTNERS FUND ADVISOR, LLC

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

Please direct all communications regarding this Application to:

Robert I. Frenkel, Esq.

Legg Mason Partners Equity Trust

100 First Stamford Place

Stamford, CT 06902

With copies

to:

Roger P. Joseph, Esq.

Morgan, Lewis & Bockius LLP

One Federal Street Boston, MA 02110

and

Benjamin J. Haskin, Esq.

Willkie Farr & Gallagher LLP

1875 K Street, N.W.

Washington DC 20036

This Application (including Exhibits) contains 27 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: LEGG MASON PARTNERS EQUITY TRUST and LEGG MASON PARTNERS FUND ADVISOR, LLC	) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS
Investment Company Act of 1940 File No. 812-

I.	INTRODUCTION

Legg Mason Partners Equity Trust (the “Trust”), a registered open-end investment company that may offer one or more series of shares (each a “Series” and collectively, the “Series”), on behalf of each Series of the Trust that will operate as a Subadvised Series, as defined herein, and Legg Mason Partners Fund Advisor, LLC (the “Adviser” and, together with the Trust, the “Applicants”),1 hereby file this application (the “Application”), for an order of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those who are not “interested persons” of the Subadvised Series or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to, without obtaining shareholder approval: (i) select certain affiliated and non-affiliated investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”) to manage all or a portion of the assets of a Subadvised Series and enter into

[1]

The term “Adviser” includes (i) the Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Adviser or its successors. For the purposes of the requested order, “successor” is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

investment sub-advisory agreements with the Sub-Advisers (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers.2 As used herein, a Sub-Adviser for a Subadvised Series can be (1) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Subadvised Series or the Adviser (each an “Affiliated Sub-Adviser” and collectively, the “Affiliated Sub-Advisers”)3, or (2) not an “affiliated person” of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Subadvised Series (each a “Non-Affiliated Sub-Adviser” and collectively, the “Non-Affiliated Sub-Advisers”).4

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Subadvised Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-lA; (ii) Items 22(c)(l)(ii), 22(c)(l)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and

[2]

The Commission previously granted an order to the Trust, Legg Mason Partners Variable Equity Trust (“LMPVET”) and Permal Asset Management LLC (subsequently renamed EnTrustPermal Management LLC) (“the Prior Adviser”), that permitted the Trust, LMPVET and the Prior Adviser to enter into and materially amend sub-advisory agreements with Wholly-Owned Sub-Advisers (as defined in footnote 3 below) and Non-Affiliated Sub-Advisers (as defined above) without shareholder approval and granted relief from certain disclosure requirements for certain Series of the Trust and LMPVET. See In the Matter of Legg Mason Partners Equity Trust, Legg Mason Partners Variable Equity Trust and Permal Asset Management LLC, Investment Company Act Release Nos. 30923 (February 24, 2014) (notice) and 30990 (March 24, 2014) (order) (the “Prior Order”). On September 14, 2018, the Prior Adviser’s status as a registered investment adviser was terminated. The requested order would supersede the Prior Order. The requested order also would extend the relief granted under the Prior Order to Affiliated Sub-Advisers that are not Wholly-Owned Sub-Advisers.

[3]

The relief granted under the Prior Order included relief with respect to (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the Adviser for that Series, or (2) a sister company of the Adviser for that Series that is an indirect or direct “wholly-owned subsidiary” (as such term is defined in the 1940 Act) of the same company that, indirectly or directly, wholly owns the Adviser (collectively, “Wholly-Owned Sub-Advisers”).

[4]	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such person.

(iii) complies with the terms and conditions set forth herein (each, a “Subadvised Series”).5 All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Non-Affiliated Sub-Adviser or an Affiliated Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Non-Affiliated Sub-Advisers or Affiliated Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Non-Affiliated Sub-Advisers and Affiliated Sub-Advisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

[5]

For purposes of this Application, the term “Sub-Adviser” will also apply to any Sub-Adviser to any wholly-owned subsidiary of a Subadvised Series (each, a “Subsidiary” and collectively, the “Subsidiaries”). The Adviser will serve as investment adviser to each Subsidiary and may retain one or more Sub-Advisers to manage the assets of a Subsidiary. Applicants also request relief with respect to any Sub-Advisers who serve as Sub-Advisers to a Subsidiary. Where appropriate, Subsidiaries are also included in the term “Subadvised Series.”

II.	THE TRUST

The Trust is organized as a Maryland statutory trust and is registered with the Commission as an open-end management investment company under the 1940 Act. The Board consists of 12 members, 11 of whom, including the Chairperson, are Independent Board Members. The Trust currently consists of 30 Series, and are offered and sold pursuant to a registration statement on Form N-lA.

The Adviser will serve as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to certain Subadvised Series.6 The Trust and its Series are not required to hold annual shareholder meetings.

Each Subadvised Series has its own distinct investment objective, policies and restrictions. A Subadvised Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Subadvised Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Subadvised Series or any classes thereof may pay fees in accordance with Rule 12b-l under the 1940 Act.

III.	THE ADVISER

The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser with headquarters at 620 Eighth Avenue, New York, New York 10018, is a limited liability company organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser is a direct, wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”). Legg Mason is a global asset management company that, acting through its subsidiaries, provides investment management and related services to institutional and individual clients. Legg Mason maintains a global investment management presence in the world’s major investment centers through its subsidiaries, including the Adviser in New York. Each Legg Mason asset management operation has its own personnel and resources, including portfolio managers and analysts, and offers specialized asset management services to Legg Mason clients, including in some instances, the Series. Legg Mason provides a wide array of support services to the Legg Mason asset management operations. Any other Adviser also will be registered with the Commission as an investment adviser under the Advisers Act. The Adviser serves as the investment adviser to certain Subadvised Series pursuant to an investment management agreement (each an “Investment Management Agreement” and together the “Investment Management Agreements”).

[6]

There are 5 Subadvised Series that currently intend to rely on the requested order. The prospectus for a Subadvised Series will include the disclosure required by condition 2 below at all times subsequent to the approval required by condition 1 below.

Each Investment Management Agreement has been, or will be, approved by the Board, including a majority of the Independent Board Members, and by the shareholders or the initial shareholder of the relevant Subadvised Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of these Investment Management Agreements comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements. Pursuant to the terms of each Investment Management Agreement, the Adviser, subject to the supervision of the Board, provides continuous investment management of the assets of each Subadvised Series. As the investment adviser to each Subadvised Series, the Adviser has responsibility for determining the securities and other instruments to be purchased, sold or entered into by each Subadvised Series and for placing orders with brokers or dealers selected by the Adviser. The Adviser also has the responsibility for determining what portion of each Subadvised Series’ portfolio is invested in securities and other assets and what portion, if any, is held uninvested in cash or cash equivalents. The Adviser periodically reviews a Subadvised Series’ investment policies and strategies and based on the need of a particular Subadvised Series may recommend changes to the investment policies and strategies of the Subadvised Series for consideration by the Board. The Adviser also performs, subject to the direction and control of the Board, such administrative and management services as may from time to time be reasonably requested by a Series.

Consistent with the terms of each Investment Management Agreement, the Adviser may, subject to the approval of the Board,7 including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with each Investment Management Agreement, the Adviser will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser will continue to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Series’ assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Series, and oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Series’ investment policies and restrictions. If the name of any Subadvised Series contains the name of a sub-adviser, then the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the sub-adviser.

For its services to each Subadvised Series under the applicable Investment Management Agreement, the Adviser receives an investment management fee from that Subadvised Series. A Sub-Adviser will receive an investment management fee from the Adviser.8 The fee paid to a Sub-Adviser will be the result of negotiations between the Adviser and the Sub-Adviser and will be approved by the Board, including a majority of the Independent Board Members.

[7]	The term “Board” also includes the board of trustees or directors of a future Subadvised Series.
[8]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

IV.	THE SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.9

The Sub-Advisers will be “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.    In addition, the Sub-Advisers will be registered with the Commission as investment advisers under the Advisers Act or not subject to such registration. The Adviser will select Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more of the Subadvised Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Series’ assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Subadvised Series allocated to each of them.

The Adviser will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and will place orders with brokers or dealers that they select, or direct the Adviser to place such orders. The Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and will assist the Adviser to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act. The Sub-Advisers will monitor the respective Subadvised Series’ investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers will also make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series.

Each Sub-Advisory Agreement has been, or will be, approved by the Board, including a majority of its Independent Board Members, and the shareholders or the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. All Sub-Advisory Agreements will be approved by the Board in the same manner. The terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement will set forth the duties of the Sub-Advisers and will precisely describe the compensation that the Sub-Adviser will receive for

[9]	Under the terms of the Investment Management Agreement, the Adviser will also have the authority to manage the assets of any Subadvised Series directly.

providing services to the relevant Subadvised Series, and will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the requested exemptive relief to Applicants.

The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties and independent counsel. The Board will consist of a majority of Independent Board Members. Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Pursuant to the Sub-Advisory Agreements, the Adviser will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement.10 Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Series.

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

[10]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

VI.	LEGAL ANALYSIS AND DISCUSSION

a.	Shareholder Vote

i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted ... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(l) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, regularly furnishes advice with respect to the desirability of investing in, purchasing, or selling securities or other property or is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days’ notice.11 In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.12

[11]	See Section 15(a)(3) of the 1940 Act.
[12]	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines assignment as any direct or indirect transfer or hypothecation of a contract.

ii.	Requested Relief

Applicants seek relief to (i) select Affiliated and Non-Affiliated Sub-Advisers to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser may operate the Subadvised Series in a manager of managers structure; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the Trust

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.13 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.14 As described below, the relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers.

[13]	See Section l(b)(6) of the 1940 Act.
[14]	Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess. 253 (1940) (statement of David Schenker).

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Adviser, subject to review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series’ investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Although the use of Affiliated Sub-Advisers that are not Wholly-Owned Sub-Advisers was not contemplated at the time the Prior Order was obtained, Applicants do not believe that the use of Affiliated Sub-Advisers that are not Wholly-Owned Sub-Advisers in the manner described in this Application should raise any concern under the 1940 Act that might prevent the Commission from making its findings under Section 6(c).

In evaluating the services that a Sub-Adviser will provide to a Subadvised Series, the Adviser will consider certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

(2)

a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Advisor to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)

reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) together with the Board, conduct an interview with representatives of the Sub-Adviser.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Subadvised Series for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a

Subadvised Series, and the Sub-Adviser’s fee is payable by the Adviser,15 the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Series. Accordingly, the Adviser and the Board will consider the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.

In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)

comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Adviser for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds, pooled funds and accounts having similar investment objectives; and

(3)	data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.

2.	Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application. Even if the Adviser had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application. Applicants assert that conditions 5, 6, 9 and 10 are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address any conflicts of interest. A majority of the entire Board will be Independent Board Members, and Independent Board Members will have independent counsel. For any Subadvised Series that uses an Affiliated Sub-Adviser, a condition requires the Board to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers to manage all or a portion of the assets of that Subadvised Series is in the best interests of the Subadvised Series and its shareholders. A new Sub-Adviser would also need to be approved by a majority of the Independent Board members who are subject to limits on their ability to have a financial interest in that Sub-Adviser. If the Adviser proposes to terminate a Non-Affiliated Sub-Adviser and hire an Affiliated Sub-Adviser for a Subadvised Series, the fees and other terms of the Sub-Advisory Agreement will be reviewed by the Board, including a majority of the Independent Board Members, under Section 15(c) of the 1940 Act, and the management fee paid to the Adviser by the Subadvised Series would remain subject to the annual review by the Board. Each Sub-Advisory Agreement would also remain subject to the annual review by the Board, including a majority of the Independent Board Members.

[15]	A Subadvised Series also may pay advisory fees directly to a Sub-Adviser.

3.	Benefits to Shareholders

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when new Sub-Advisers are retained by the Adviser on behalf of a Subadvised Series, the shareholders of the Subadvised Series will be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series may be required. Moreover, if Sub-Advisory Agreements were “assigned” as a result of a change in control of the Sub-Advisers, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the Subadvised Series and its shareholders.

As noted above, shareholders investing in a Subadvised Series that has Sub-Advisers are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser - the selection, supervision and evaluation of the Sub-Advisers - without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders. Without the requested relief, a Subadvised Series may, for example, be left in the hands of a Sub-Adviser that may be unable to manage a Subadvised Series’ assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Adviser. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control—events which are beyond the control of the Adviser, the Trust and a Subadvised Series—without the requested relief, a Subadvised Series may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operations of a Subadvised Series. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, without the requested relief, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser.16

The use of multi-manager arrangements involving unaffiliated sub-advisers and wholly-owned sub-advisers, for which the Commission has granted numerous exemptive orders,

[16]

The relief requested in this Application would extend to any Sub-Advisory Agreement that was entered into for a Subadvised Series in accordance with the terms of this Application, upon any change in control of a Sub-Adviser. In those circumstances, the Adviser would re-evaluate the Sub-Adviser and make a recommendation to the Board concerning whether to retain the Sub-Adviser’s services for a Subadvised Series.

including the Prior Order, is premised on the control that an investment adviser retains over the process of providing investment advisory services to an investment company, and through the establishment of conditions, the removal of any real incentive for the adviser to favor particular sub-advisers or to act in a manner that would be detrimental to shareholders. Applicants assert that the same degree of control and lack of incentive (or elimination of conflict of interest) is present when the Adviser makes Sub-Adviser changes according to the terms described in this Application. In fact, Applicants believe that the Adviser may have more information regarding, and may retain more control over, an Affiliated Sub-Adviser than a Non-Affiliated Sub-Adviser, and that the use of Affiliated Sub-Advisers may benefit shareholders of a Subadvised Series by increasing the number of Sub-Advisers available to manage the Subadvised Series without introducing conflicts of interest that are not adequately and appropriately addressed by conditions identified in this Application.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub- Adviser.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus for a Subadvised Series will include the disclosure required by condition 2 below at all times subsequent to the approval required by condition l below.

If new Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Sub-Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;17 and (b) the Subadvised

[17]

A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi -manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the relief requested in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series will have approved its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.

If any Subadvised Series obtains shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Subadvised Series will at all times following such shareholder approval contain appropriate disclosure that the Subadvised Series has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

b.	Fee Disclosure

i.	Regulatory Background

Form N-lA is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-lA requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to disclose in its financial statement information about the investment advisory fees. These provisions could be deemed to require the Subadvised Series’ financial statements to include information concerning fees paid to Sub-Advisers, the nature of the Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Advisers accounting for 5% or more of the aggregate fees paid to the Adviser.

ii.	Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series’ net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the aggregate fees paid to Affiliated Sub-Advisers that are not Wholly-Owned Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c)(l)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. All other items required by Section 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series’ net assets.

As noted above, the Adviser may operate a Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series’ assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Series. The Adviser may compensate the Sub-Advisers or the Subadvised Series may compensate the Sub-Advisers directly. Disclosure of the individual fees that the Adviser or the Subadvised Series would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and negotiate compensation of the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Aggregate Fee Disclosure (including the advisory fee paid to the Adviser) will be fully disclosed and therefore, shareholders will know what the Subadvised Series’ fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.18

[18]

The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

c.	Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section l5(a) and Rule l8f-2 for Non-Affiliated Sub-Advisers and Wholly-Owned Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Natixis Funds Trust I, et al., Investment Company Act Rel. Nos. 33265 (October 5, 2018) (notice) and 33287 (October 31, 2018) (order); PFM Multi-Manager Series Trust and PFM Asset Management LLC, Investment Company Act Rel. Nos. 33098 (May 15, 2018) (notice) and 33121 (June 13, 2018) (order); FS Series Trust and FS Fund Advisor, LLC, Investment Company Act Rel. Nos. 32992 (January 25, 2018) (notice) and 33006 (February 20, 2018) (order); Northern Lights Fund Trust and AlphaCore Capital, LLC, Investment Company Act Rel. Nos. 32961 (January 3, 2018) (notice) and 32997 (January 30, 2018) (order); Oppenheimer Capital Appreciation Fund et al., Investment Company Act Rel. Nos. 32956 (December 27, 2017) (notice) and 32972 (January 23, 2018) (order); The Hartford Mutual Funds, Inc., et al., Investment Company Act Rel. Nos. 32944 (December 20, 2017) (notice) and 32971 (January 17, 2018) (order); and Morningstar Funds Trust and Morningstar Investment Management LLC, Investment Company Act Rel. Nos. 32736 (July 18, 2017) (notice) and 32780 (Aug. 15, 2017) (order).

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions19:

1.

Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Affiliated Sub-Advisers, will be, or has been, approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

2.

The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.

The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series’ investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

4.	Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.

5.

At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

6.

Independent Legal Counsel, as defined in Rule 0-l(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

[19]	Applicants will only comply with conditions 7, 8, 9 and 11 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

7.

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

8.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.

Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Adviser, including a Wholly-Owned Sub-Adviser, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser, including a Wholly-Owned Sub-Adviser, derives an inappropriate advantage.

10.

No member of the Board or officer of a Subadvised Series, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

11.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.

12.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

13.

Any new Sub-Advisory Agreement or any amendment to a Subadvised Series’ existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory rate payable by the Subadvised Series will be submitted to the Subadvised Series’ shareholders for approval.

VIII.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Trust authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 and A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 and B-2 to this Application.

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 620 Eighth Avenue, New York, New York 10018 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

[Signature Page Follows]

Applicants have caused this Application to be duly signed on their behalf on the 8th day of March, 2019.

LEGG MASON PARTNERS EQUITY TRUST

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	President and Chief Executive Officer

LEGG MASON PARTNERS FUND ADVISOR, LLC

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	President and Chief Executive Officer

EXHIBIT INDEX

A.	Certifications

1.	Certification of Legg Mason Partners Equity Trust

2.	Certification of Legg Mason Partners Fund Advisor LLC

B.	Verifications

1.	Verification of Legg Mason Partners Equity Trust

2.	Verification of Legg Mason Partners Fund Advisor LLC

Exhibit A-1

Certification

The undersigned hereby certifies that he is the duly elected Secretary of Legg Mason Partners Equity Trust (the “Trust”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Declaration of Trust and By-laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Trust on February 6, 2019 in accordance with the By-laws of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the Trust is hereby authorized to file with the SEC an application for exemptive relief under the Investment Company Act of 1940 to permit each Fund’s investment adviser, subject to the approval of the Board but without shareholder approval where shareholder approval would otherwise be required, to select investment subadvisers for each Fund and to change the terms of the agreements with these subadvisers, as described at this meeting, and that the officers of the Trust be, and each hereby is, authorized with the advice of counsel to prepare, execute and file on behalf of the Trust such an application and any related documents.

Dated: March 8, 2019

By:	/s/ Robert I. Frenkel
Name:	Robert I. Frenkel
Title:	Secretary

Exhibit A-2

Certification

The undersigned hereby certifies that she is the duly elected President and Chief Executive Officer of Legg Mason Partners Fund Advisor, LLC (the “Adviser”); that, with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application have been taken and that as President and Chief Executive Officer of the Adviser, she is authorized to execute and file the Application on behalf of the Adviser.

Dated: March 8, 2019

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	President and Chief Executive Officer

Exhibit B-1

Verification

The undersigned states that she has duly executed the attached Application for an Exemptive Order dated March 8, 2019 for and on behalf of Legg Mason Partners Equity Trust (the “Trust”); that she is the President and Chief Executive Officer of the Trust; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that she is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated: March 8, 2019

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	President and Chief Executive Officer

Exhibit B-2

Verification

The undersigned states that she has duly executed the attached Application for an Exemptive Order dated March 8, 2019 for and on behalf of Legg Mason Partners Fund Advisor, LLC (the “Adviser”); that she is the President and Chief Executive Officer of the Adviser; and that all actions by directors, officers and other persons necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that she is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Dated: March 8, 2019

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	President and Chief Executive Officer